Jerusalem, November 17, 2010

VIA EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Re: BioCancell Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 8, 2011
File No. 000-53708

Dear Mr. Riedler:

In connection with the Company’s response to the comment letter dated November 16, 2011 relating to the above referenced filing, submitted on behalf of the Company by the Company's legal counsel on the date hereof (the "Filing"), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BioCancell Therapeutics Inc.

By:  /s/ Uri Danon
Uri Danon, Chief Executive Officer

cc: Dr. Shachar Hadar, Adv.